UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

HIPPO HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

433539202

(CUSIP Number)

Talkot Capital, LLC

30 Liberty Ship Way, Suite 3110

Sausalito, CA 94965

415-332-3760

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433539202

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Talkot Fund, L.P. 91-1804621
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 488,000
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 488,000
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 433539202

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas Bruce Akin IRA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 91,000
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 91,000
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 433539202

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas Bruce Akin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 526,885
	6.	SHARED VOTING POWER 1,204,685
	7.	SOLE DISPOSITIVE POWER 526,885
	8.	SHARED DISPOSITIVE POWER 1,204,685

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,885
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 433539202

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Karen Hochster Akin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 15,301
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 15,301
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,301
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.06%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 433539202

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Blair Spencer Akin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 83,499
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 83,499
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,499
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12.	TYPE OF REPORTING PERSON (see instructions)

IN

Item 1.

(a)	Name of Issuer Hippo Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices 150 Forest Avenue, Palo Alto, CA 94301

Item 2.

(a)

Name of Person Filing:

This Statement on Schedule 13G is being filed on behalf of the following persons (each, a ‘Reporting Person’ and collectively, the ‘Reporting Persons’):

Talkot Fund, L.P.

Thomas B. Akin

Karen Hochster Akin

Blair Spencer Akin

(b)	Address of the Principal Office or, if none, residence The principal business address of each reporting person is: 30 Liberty Ship Way, Suite 3110, Sausalito, CA 94965

(c)	Citizenship USA

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 433539202

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Talkot Capital, LLC acts as an investment adviser to certain private pooled investment vehicles. Talkot Capital, by virtue of investment advisory agreements with these pooled investment vehicles, has investment and voting power over securities owned of record by these pooled investment vehicles. Despite their delegation of investment and voting power to Talkot Capital, under Rule 13d-3 of the Securities Exchange Act of 1934, these pooled investment vehicles may be deemed the beneficial owner of the securities they own of record because they have the right to acquire investment and voting power, and have dispositive power, through termination of the investment advisory agreements with Talkot Capital. Talkot Capital may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Act. Thomas B. Akin is the Managing Member of the General Partner, Talkot Capital, LLC.

For each Reporting Person:

(a)	Amount Beneficially Owned:

Talkot Fund, L.P., Thomas Bruce Akin IRA, Thomas B. Akin, Karen Hochster Akin, and Blair Spencer Akin beneficially own 1,204,685 shares of Common Stock. Of such 1,204,685 shares of Common Stock, Talkot Fund, L.P. directly beneficially owns 488,000 shares of Common Stock, Thomas Bruce Akin IRA directly beneficially owns 91,000 shares of Common Stock, Thomas B. Akin directly beneficially owns 526,885 shares of Common Stock, Karen Hochster Akin beneficially owns 15,301 shares of Common Stock, and Blair Spencer Akin beneficially owns 83,499 shares of Common Stock.

(b)	Percent of Class:

4.96%.

The percentage is based on 24,310,892 shares of Common Stock issued and outstanding as of February 21, 2024, as reported in Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2024.

(c)	Number of shares to which each Reporting Person has:

(i)	Sole power to vote or direct the vote:
-0-

(ii)	Shared power to vote or direct the vote:
1,204,685

(iii)	Sole power to dispose or to direct the
disposition of:
-0-

(iv)	Shared power to dispose of or direct the
disposition of:
1,204,685

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2024
Date

/s/ Thomas Bruce Akin
Thomas Bruce Akin

TALKOT FUND, L.P.

By:	/s/ Thomas Bruce Akin
Thomas Bruce Akin, Managing Member of the General Partner

KAREN HOCHSTER AKIN

By:	/s/ Karen Hochster Akin
Karen Hochster Akin

BLAIR SPENCER AKIN

By:	/s/ Blair Spencer Akin
Blair Spencer Akin

Signatures
Name/Title